UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
January 15, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date January 15, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO SUPPLIES EQUIPMENT FOR STORA ENSO’S VARKAUS AND NYMÖLLA
MILLS’ FINE PAPER MACHINES
(Helsinki, Finland, January 15, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply Stora Enso’s Varkaus mill in Finland with an extensive rebuild of their PM 3 fine paper machine. Metso will also modernize the PM 1 at Stora Enso’s Nymölla, Sweden mill. The projects will be finalized in late 2007. The total value of the orders is more than EUR 30 million. The orders have been booked in the order book for the first quarter of 2007.
The Varkaus PM 3 delivery comprises of a wire section modernization, modifications to the press and dryer sections, a new winder, and a rewinder. The operation will improve the machine’s efficiency and its competitive position. It has a wire width of 8,470 mm and a speed of 1,200 m/min. For Nymölla PM 1 Metso Paper will supply a headbox dilution system.
Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries. The Varkaus mill produces some 600,000 tpy of woodcontaining printing papers and woodfree fine papers.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 25,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.